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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2017

Washington DC
415

SEC FILE NUMBER
8-20254

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Investment Services Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Nationwide Plaza, Mailing Code: 1-13-401

(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Igodan, Jr.   614-677-2943

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

191 West Nationwide Blvd Suit 500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Christopher Igodan, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation _____ , as of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

Signature

Financial and Operations Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CHRISTINE O'BRIEN
Notary Public, State of Ohio
My Commission Expires 12-22-2020

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Investment Services Corporation:

We have reviewed management's statements, included in the accompanying Nationwide Investment Services Corporation Exemption Report (the Exemption Report), in which (1) Nationwide Investment Services Corporation (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-39 (k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 24, 2017

 **Nationwide®**

Nationwide Investment Services Corporation Exemption Report for the Fiscal Year Ended December 31, 2016 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2016, Nationwide Investment Services Corporation was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

    a. Nationwide Investment Services Corporation claimed an exemption under SEC Rule 15c3-3, paragraph (k)(1), in which the firm's transactions as a broker are limited to the sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account. The firm is prohibited from carrying customer accounts, promptly transmits all customer funds and securities received in connection with its broker-dealer activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

    b. Nationwide Investment Services Corporation has met the identified exemption provisions for the fiscal year ended December 31, 2016 without exception.

Broker Dealer
Nationwide Investment Services Corporation
CRD # 7110
BD SEC Number 8-20254
Fiscal Year Ended – December 31, 2016

Broker Dealer's Independent Public Accountant
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-25687
Main Telephone # (614)249-2300
Audit for Fiscal Year Ended – December 31, 2016

FINRA Regulatory Coordinator
Roberta Devorsky
Telephone # (312)899-4684

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name _Chris Jgodan_   Title _AVP, Finance Controllership_

Signature _Chris Jordan_   Date _02/16/17_

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Investments Services Corporation:

We have audited the accompanying Statement of Financial Condition of Nationwide Investments Services Corporation (the Company) as of December 31, 2016, and the related Statement of Operations, Statement of Stockholder's Equity, and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 24, 2017

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	1,446,124
Federal income tax receivable		7,845
Prepaid state taxes		4,000
Accrued interest income		265
Total assets	$	1,458,234
Liabilities and stockholder's equity		
Liabilities		
Payable to affiliates	$	89,538
Contingencies		75,000
Other liabilities		20,000
Total liabilities	$	184,538
Stockholder's equity		
Common stock of $1 par value. Authorized shares 10,000;		
issued and outstanding 5,000 shares	$	5,000
Additional paid-in capital		1,020,000
Retained earnings		248,696
Stockholder's equity	$	1,273,696
Total liabilities and stockholder's equity	$	1,458,234

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

Year ended December 31, 2016

Revenues		
Commissions and related fees	$	480,000
Dividends		1,620
Total revenues	$	481,620
Expenses		
Regulatory assessment and other fees	$	424,222
Professional fees		58,000
State tax expense and other		5,442
Total expenses	$	487,664
Loss before income tax benefit	$	(6,044)
Income tax benefit		2,115
Net loss	$	(3,929)

See accompanying notes to the financial statements.

3

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Stockholder's Equity

Year ended December 31, 2016

	Common Stock	Additional paid-in Capital	Retained earnings	Total
Balance as of December 31, 2015	$ 5,000	$ 1,020,000	$ 252,625	$ 1,277,625
Net loss	-	-	(3,929)	(3,929)
Balance as of December 31, 2016	$ 5,000	$ 1,020,000	248,696	$ 1,273,696

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(3,929)
Adjustments to reconcile net income to net cash		
provided from operating activities:		
(Increase) decrease in:		
Federal income tax receivable		(4,232)
Other receivable		(4,200)
Increase (decrease) in:		
Payable to affiliates		68,963
Other liabilities		20,000
Net cash used by operating activities	$	76,602
Cash and cash equivalents at beginning of year	$	1,369,522
Cash and cash equivalents at end of year	$	1,446,124
Supplemental cash flow information:		
Income taxes paid	$	2,117

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Investment Services Corporation (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(1) (limited business) exemption provision of the Rule. The Company is a member of the Financial Industry Regulatory Authority.

The Company is the general distributor of variable annuities and variable life products of NLIC and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC. In addition, the Company provides distribution services related to certain trust products for Nationwide Bank (NB), a wholly-owned subsidiary of NFS. The Company makes available registered representatives who provide educational services to retirement plan sponsors and their plan participants.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Recognition of Revenue and Expenses

The Company earns revenues through expense reimbursements from NLIC related to expenses incurred while acting as an agent in the distribution of variable annuities, variable life and trust products. The revenues are recognized when earned based on agreements with related parties as discussed in note 6. Interest income is recognized as earned, on a monthly basis. All expenses are recognized as incurred and consist primarily of FINRA assessments and audit fees.

Cash and Cash Equivalents

Cash and cash equivalents, which include highly liquid investments with original maturities of less than three months, are carried at fair value.

Income Taxes

The Company files with the NMIC consolidated federal income tax return. Members of the NMIC consolidated federal income tax return groups participate in a tax sharing agreement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate subsidiary financial statements. This approach provides for a current tax benefit to the subsidiary for losses that are utilized in the consolidated tax return. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2016 since no uncertain tax positions have been identified.

Recently Issued Accounting Standards

The Company has not adopted any accounting standards with a material impact to the financial statements and does not expect a material impact to the financial statements as a result of accounting standards issued but not yet adopted.

---

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall between different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

- Level 2. Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 936,549	$ -	$ -	$ 936,549
Assets at fair value	$ 936,549	$ -	$ -	$ 936,549

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $12,303 at December 31, 2016.

On December 31, 2016, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 0.15 times net capital, which was $1,243,120 and the amount of net capital in excess of the statutory requirement was $1,230,817.

(5) Contingencies

The Company is subject to legal and regulatory proceedings in the normal course of its business. It is often not possible with any degree of certainty to determine the likely ultimate outcomes of the pending regulatory and legal proceedings or to provide reasonable ranges of potential losses. The Company believes that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position. Nonetheless, it is possible that such outcomes could materially affect the Company's financial position or results of operations in a particular quarter or annual period given the large or indeterminate amounts sought in certain of these legal proceedings and the inherent unpredictability of litigation. The Company has agreements with Nationwide Life Insurance Company under which NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the SEC, the Financial Industry Regulatory Authority (FINRA), the Department of Labor (DOL), the Internal Revenue Service (IRS), the Federal Reserve Bank and state insurance authorities. Such regulatory entities may, in the normal course of business, engage in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators.

This scrutiny is expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. This scrutiny could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

The Company is currently working with FINRA on a self-discovered issue regarding email monitoring. Discussions are ongoing with FINRA regarding settlement of the matter.

(6) Related Party Transactions

Commissions and related fees are generated entirely from a related party. The Company has entered into agreements with Nationwide Retirement Solutions (NRS), Nationwide Fund Distributors LLC (NFD), NB, NLIC, and NLAIC, all affiliated companies, whereby the Company acts as a broker-dealer and collects mutual fund service fee payments on behalf of these companies related to variable life, variable annuity and trust product sales. For the year ended December 31, 2016, commission revenue and related fees collected by the Company and passed through to NRS, NB, NLIC, and NLAIC, were $175,612,338 and are reported net. The combined amount payable to NRS, NB, NLIC, and NLAIC as of December 31, 2016 was $50,038. Commission revenue and related fees presented in NISC Statements of Operations represent the amounts received from NLIC, under the terms of a distribution and cost sharing agreements, to reimburse the Company for direct expenses incurred while acting as a collection agent for mutual fund service fee payments. Periodically, management reviews the revenues of the Company to ensure it is sufficient to cover NISC expenses incurred while providing the distribution services.

The Payable to affiliates balance includes $38,000 due to NMIC for audit fees paid by NMIC as the single paying entity, and for which NISC has already received reimbursement from NLIC.

(7) Federal Income Taxes

Total Federal income tax expense for the year ended December 31, 2016 does not significantly differ from the amount computed by applying the U.S. Federal income tax rate of 35% and is comprised of ($4,398) current tax benefit and $2,283 deferred tax expense. In 2016, the Company recognized a deferred tax asset in the amount of $1,265 for net operating loss carryforwards and presented as Federal income tax receivable in the Statement of Financial Condition. The gross net operating loss carryforward was $3,614 and will expire in 2036.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized. Based on analysis at the NMIC consolidated federal income tax level, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

The Company does not anticipate any significant changes to unrecognized tax benefits during the next twelve months.

The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2010 tax year.

(8) Subsequent Events

The Company evaluated subsequent events through February 24, 2017, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2016

Computation of Net Capital

1.	Total equity from Statement of Financial Condition	$	1,273,696
2.	Deduct member's equity not allowable for net capital		-
3.	Total member's equity qualified for net capital		1,273,696
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		1,273,696
6.	(Deductions) and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition		(11,845)
	B. Other (deductions) and/or charges		-
7.	Other additions and/or (credits)		-
8.	Net capital before haircuts on securities positions		1,261,851
9.	Haircuts on securities		(18,731)
10.	Net capital	$	1,243,120

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of Line 19)	$	12,303
12.	Minimum net capital requirement of reporting broker		5,000
13.	Net capital requirement (greater of line 11 or 12)		12,303
14.	Excess net capital (line 10 less line 13)		1,230,817
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	1,224,666

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$	184,538
17.	Add drafts for immediate credit		-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19.	Total aggregate indebtedness	$	184,538
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)		14.84%

Schedule of Nonallowable Assets (Line 6A)

Federal income tax receivable	$	7,845
Prepaid state taxes		4,000
Total Line 6A	$	11,845

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.